As filed with the Securities and Exchange Commission on January 4, 1999
                                                           Registration No.
================================================================================



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.       EXACT NAME OF TRUST:

         Equity Securities Trust, Series 21, Signature Series, Gabelli Entertainment and Media Trust II

B.       NAME OF DEPOSITOR:

         Reich & Tang Distributors, Inc.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

         Reich & Tang Distributors, Inc.
         600 Fifth Avenue
         New York, New York 10020

D.       NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                       COPY OF COMMENTS TO:
         PETER J. DEMARCO                              MICHAEL R. ROSELLA, Esq.
         Reich & Tang Distributors, Inc.               Battle Fowler LLP
         600 Fifth Avenue                              75 East 55th Street
         New York, New York 10020                      New York, New York 10022
                                                       (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

         An indefinite number of Units of Equity Securities Trust, Series 21, Signature Series, Gabelli Entertainment and Media Trust II is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

         Indefinite

G.       AMOUNT OF FILING FEE:

         No Filing Fee Required

H.       APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

         As soon as practicable after the effective date of the Registration Statement.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================


794119.1

                   Subject to Completion Dated January 4, 1999

--------------------------------------------------------------------------------

                                      E S T

--------------------------------------------------------------------------------


                             EQUITY SECURITIES TRUST
                                    SERIES 21
                                SIGNATURE SERIES
                    GABELLI ENTERTAINMENT AND MEDIA TRUST II


     The final prospectus for Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust is hereby incorporated by reference and used as a preliminary prospectus for Equity Securities Trust, Series 21, Signature Series, Gabelli Entertainment and Media Trust II. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust.


================================================================================



================================================================================


     The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                     PROSPECTUS PART A DATED JANUARY , 1999

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


794101.1

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

      The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The Cross-Reference Sheet (incorporated by reference to the Cross-Reference Sheet to the Registration Statement of Equity Securities Trust, Series 12, 1997 Triple Strategy Trust II).
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.

         Listed below are the names and registration numbers of each previous series of Equity Securities Trust, the final prospectus of which, properly supplemented, might be used as preliminary prospectuses for Equity Securities Trust, Series 21. These final prospectuses are incorporated herein by reference:
                  Equity Securities Trust, Series 6,
                  Signature Series, Gabelli Entertainment and Media Trust (Registration No. 33-62627)
         Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  PricewaterhouseCoopers LLP

     The following exhibits:

      *99.1.1  --  Reference Trust Agreement including certain amendments to the
                   Trust Indenture and Agreement referred to under Exhibit
                   99.1.1.1 below.
     99.1.1.1  --  Form of Trust Indenture and Agreement (filed as Exhibit 1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
     99.1.3.5  --  Certificate of Incorporation of Reich & Tang Distributors,
                   Inc. (filed as Exhibit 99.1.3.5 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).
     99.1.3.6  --  By-Laws of Reich & Tang Distributors, Inc. (filed as Exhibit
                   99.1.3.6 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).
       99.1.4  --  Form of Agreement Among Underwriters (filed as Exhibit 1.4 to
                   Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
      *99.3.1  --  Opinion of Battle Fowler LLP as to the legality of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
       99.6.0  --  Power of Attorney of Reich & Tang Distributors, Inc., the
                   Depositor, by its officers and a majority of its Directors (filed as Exhibit 99.6.0 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).
       *99.27  --  Financial Data Schedule (for EDGAR filing only).


--------------------------------------
*  To be filed by amendment.


794119.1

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Series 21, Signature Series, Gabelli Entertainment and Media Trust II, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 4th day of January, 1999.

                                  EQUITY SECURITIES TRUST, SERIES 21, SIGNATURE SERIES, GABELLI ENTERTAINMENT AND MEDIA
                                  TRUST II
                                      (Registrant)

                                  REICH & TANG DISTRIBUTORS, INC.
                                      (Depositor)


                                  By /s/ PETER J. DEMARCO
                                         ---------------------------------------
                                           Peter J. DeMarco
                                           (Authorized Signator)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

       Name                               Title                                   Date
       ----                               -----                                   ----
RICHARD E. SMITH, III                President and Director

PETER S. VOSS                        Director

G. NEAL RYLAND                       Director

STEVEN W. DUFF                       Director                            January 4, 1999

ROBERT F. HOERLE                     Managing Director

PETER J. DEMARCO                     Executive Vice President
                                                                         By  /s/ PETER J. DEMARCO
RICHARD I. WEINER                    Vice President                          ---------------------------
                                                                                Peter J. DeMarco
BERNADETTE N. FINN                   Vice President                             Attorney-In-Fact*

LORRAINE C. HYSLER                   Secretary

RICHARD DE SANCTIS                   Treasurer

EDWARD N. WADSWORTH                  Executive Officer



          ------------------------

* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 to Registration Statement No. 333-44301 on January 15, 1998.


                                      II-2
794119.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this registration statement on Form S-6 (the "Registration Statement") of our report
dated        , 1999, relating to the Statement of Financial Condition, including the Portfolio, of Equity Securities Trust, Series 21, Signature Series, Gabelli Entertainment and Media Trust II which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.


PRICEWATERHOUSECOOPERS LLP
160 Federal Street
Boston, MA  02110
           , 1999



                                      II-3
794119.1

                         CONSENT OF PORTFOLIO CONSULTANT


The Sponsor, Trustee and Unitholders
    Equity Securities Trust, Series 21, Signature Series, Gabelli Entertainment and Media Trust II


    We hereby consent to the use of our name included herein and to the reference to our firm in the Prospectus.



GABELLI FUNDS, INC.


New York, New York
         , 1999

                                      II-4
794119.1